CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of trivago N.V. (the "Company") to be held on June 27, 2025, at 15:00 CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.Opening

2.Discussion of the annual report over the financial year 2024 (discussion item)

3.Adoption of the annual accounts over the financial year 2024 (voting item)

4.Explanation of the dividend and reservation policy (discussion item)

5.Appointment of the external auditor for the financial year 2025 (voting item)

6.Release of the managing directors from liability for the exercise of their duties during the financial year 2024 (voting item)

7.Release of the supervisory directors from liability for the exercise of their duties during the financial year 2024 (voting item)

8.Re-appointment of Mieke De Schepper as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2028 (voting item)

9.Re-appointment of Niklas Östberg as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2028 (voting item)

10.Appointment of Brandon Pedersen as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

11.Appointment of Dr. Wolf Schmuhl as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

12.Authorization of the management board to acquire shares in the Company's capital (voting item)

13.Closing

No business shall be voted on at the AGM, except such items as included as voting items in the above- mentioned agenda.

The registration date for the AGM is May 30, 2025 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM (the "Persons with Meeting Rights").

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company ultimately on June 20, 2025. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.trivago.com).

EXPLANATORY NOTES TO THE AGENDA

2.Discussion of the annual report over the financial year 2024 (discussion item)

The Company's annual report over the financial year 2024 has been made available on the Company's website (http://www.trivago.com) and at the Company's office address.

3.Adoption of the annual accounts over the financial year 2024 (voting item)

The Company's annual accounts over the financial year 2024 have been made available on the Company's website (http://ir.trivago.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company's policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company's reserves for purposes such as funding the development and expansion of the Company's business, making future investments, financing capital expenditures and enhancing the Company's liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

5.Appointment of the external auditor for the financial year 2025 (voting item)

It is proposed that EY Accountants B.V. ("EY") be appointed and instructed to audit the Company's annual report and annual accounts for the financial year 2025. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the supervisory board's approval of the terms of engagement proposed by EY for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend EY's current engagement as the Company's external auditor.

6.Release of the managing directors from liability for the exercise of their duties during the financial year 2024 (voting item)

It is proposed that the Company's existing and former managing directors be released from liability for the exercise of their duties during the financial year 2024. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2024.
7.Release of the supervisory directors from liability for the exercise of their duties during the financial year 2024 (voting item)

It is proposed that the Company's existing and former supervisory directors be released from liability for the exercise of their duties during the financial year 2024. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2024.

8.Re-appointment of Mieke De Schepper as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2028 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Mieke De Schepper as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2028.

Mieke De Schepper (49) currently serves as Chief Executive Officer of Sunweb Group. She previously served as Chief Commercial Officer of Trustpilot. She has an extensive travel industry background as she spent time with Amadeus IT Group as Executive Vice President, Online Travel and Managing Director Asia Pacific, and she worked for Expedia Group, where she held the role of Senior Vice President and Chief Commercial Officer of Egencia and as Vice President of Expedia Group’s Lodging Partner Solutions Asia Pacific. Prior to Expedia Group, she spent 10 years with Phillips Electronics. She started her professional career with McKinsey. Mieke serves as a member of the Supervisory board of trivago N.V. and JustEat Takeaway.com N.V. Mieke holds an MBA from INSEAD and an MSc in Industrial Design Engineering from the Delft University of Technology.

Ms. De Schepper does not hold any shares in the Company's share capital.

Ms. De Schepper has been nominated for her experience, background and skills, and in order to improve continuity on the Company's supervisory board.

9.Re-appointment of Niklas Östberg as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2028 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Niklas Östberg as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2028.

Niklas Östberg (45) is the co-founder of Delivery Hero SE and has served as its Chief Executive Officer since May 2011. He also served as director of the board until its public offering in July 2017. Prior to this, Mr. Östberg was co-founder and chairman of the board of Online Pizza Norden AB from 2008 and May 2011. Mr. Östberg holds a Master's degree from the Royal Institute of Technology in Stockholm, Sweden.

Mr. Östberg does not hold any shares in the Company's share capital.

Mr. Östberg has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

10.Appointment of Brandon Pedersen as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

The Company's supervisory board has made a binding nomination to appoint Brandon Pedersen as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2027.

Brandon S. Pedersen (58) joined our supervisory board in July 2024 as interim supervisory director and member and chair of our audit committee. Mr. Pederson currently serves as Board Member and Audit Committee Chair at Expeditors International of Washington (NYSE: EXPD) and at Saltchuk, a large privately held company with operations throughout North America and the Caribbean. Mr. Pedersen served as Executive Vice President and Chief Financial Officer of Alaska Air Group, the parent company of Alaska Airlines and Horizon Air, from 2010 to 2020. Prior to that, he served as their Vice President of Finance and Controller, having joined the company in 2003 from KPMG LLP, where he was an audit partner. During his 15 years in public accounting, Mr. Pedersen served a diverse range of clients in the retail, transportation and distribution industries. Mr. Pedersen also previously served as a member of the Audit Advisory Committee of the University of Washington (UW) and for six years taught a class on leadership and corporate governance in the Executive MBA program at the UW Foster School of Business. Mr. Pedersen is a Certified Public Accountant.

Brandon Pedersen holds 9,110 ADS (equivalent to 45,550 Class A shares) in the Company's share capital.

Brandon Pedersen has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

Contingent upon his appointment as supervisory director of the Company, Brandon Pedersen will receive compensation for his services as a supervisory director consistent with the compensation package approved by the Company's general meeting held on June 28, 2024.

11.Appointment of Dr. W. Schmuhl as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

As recently announced, the Company has reached agreement with Dr. W. Schmuhl to replace Mr. Harries as the Company’s Chief Financial Officer. Dr. Schmuhl is serving as the Company’s interim Chief Financial Officer as of June 1st, 2025.

Most recently, Dr. W. Schmuhl served as the Head of Corporate Finance & Development at the Company, where he effectively managed and optimized various finance departments including M&A, Treasury, Investor Relations, ERP, and Procurement. The extensive experience of Dr. W. Schmuhl also includes roles such as Manager in Audit and Transaction Services, as well as positions in Controlling and as a Finance Lead within the Körber AG Group.

The Company's supervisory board has made a binding nomination to appoint Dr. Wolf Schmuhl as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2027.

12.Authorization of the management board to acquire shares in the Company's capital (voting item)

It is proposed to authorize the Company's management board, subject to the approval of its supervisory board as required by the Company's management board rules and articles of association, to resolve for the Company to acquire fully paid-up shares in the Company's capital (or depositary receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 120% of the average market price of American Depositary Receipts for Class A Shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM).